October 3, 2016

Via Edgar Correspondence

Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3233

Attention:	Sandra B. Hunter, Staff Attorney
Nicole Collings, Staff Attorney
Office of Real Estate and Commodities

Re:	Investors Real Estate Trust
Registration Statement on Form S-3
File No. 333-212204

Dear Ms. Hunter and Ms. Nicole:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Investors Real Estate Trust (the “Company”) requests acceleration of the effective date of the above-referenced Registration Statement so that the same shall become effective as of 4:00 p.m., Washington, DC time, on October 4, 2016, or as soon thereafter as possible.

The Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Timothy P. Mihalick
Timothy P. Mihalick
Chief Executive Officer

Investors Real Estate Trust • 800 LaSalle Ave, Suite 1600 • Minneapolis, MN 55402-2006

Phone: 952.401.4831 • Fax: 952.401.7058 • Email:info@iret.com • www.iret.com • NYSE Symbol: IRET